Room 4561

April 30, 2007

Mr. Douglas G. Bergeron
Chairman of the Board of Directors and
 Chief Executive Officer
Verifone Holdings, Inc.
2099 Gateway Place
San Jose, CA 95110

Re: **Verifone Holdings, Inc.**
           Form 10-K for Fiscal Year Ended October 31, 2006
           Filed December 18, 2006
           File No. 001-32465

Dear Mr. Bergeron:

We have completed our review of your Form 10-K for the year ended October 31, 2006
and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief